UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bell Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

078107109
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	226,106

8. Shared Voting Power	-0-

9. Sole Dispositive Power	226,106

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	226,106

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.61%

14. Type of Reporting Person	PN

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	50,148

8. Shared Voting Power	-0-

9. Sole Dispositive Power	50,148

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	50,148

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.58%

14. Type of Reporting Person	CO

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	45,604

8. Shared Voting Power	-0-

9. Sole Dispositive Power	45,604

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	45,604

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.53%

14. Type of Reporting Person	PN

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	13,625

8. Shared Voting Power	-0-

9. Sole Dispositive Power	13,625

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	13,625

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.16%

14. Type of Reporting Person	CO

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	37,245

8. Shared Voting Power	-0-

9. Sole Dispositive Power	37,245

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,245

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.43%

14. Type of Reporting Person	CO

CUSIP No.	078107109

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	26,704

8. Shared Voting Power	-0-

9. Sole Dispositive Power	26,704

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	26,704

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.31%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of Bell Industries, Inc. The address of the Issuer’s principal executive offices is 8888 Keystone Crossing, Suite 1700, Indianapolis, Indiana 46240.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President of these general partners is Gideon J. King. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Michael S. Emanuel, Vice President and Secretary; Peter A. Tcherepnine, Vice President and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Gideon J. King is Executive Vice President. The other officers listed above are also officers of LPC. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

Loeb has acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of April 22, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	226,106
Loeb Offshore Fund Ltd.	50,148
Loeb Marathon Fund LP	37,245
Loeb Marathon Offshore Fund, Ltd.	26,704
Loeb Arbitrage B Fund LP	45,604
Loeb Offshore B Fund Ltd.	13,625

Total	399,432

The total shares of Common Stock constitute 4.62% of the 8,650,224 outstanding shares of Common Stock as reported by the issuer.

(b)	See paragraph (a) above.

(c)	The following sales (-) of Common Stock have been made in the last 60 days:

Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Arbitrage Fund	02/22/08	-5915	0.8
	02/25/08	-896	0.8
	02/26/08	-483	0.8
	03/04/08	-86	0.8
	03/26/08	-396	0.75
	04/01/08	-1041	0.77
	04/02/08	-7359	0.7408
	04/03/08	-4925	0.4021
	04/04/08	-9057	0.3863
	04/07/08	-9567	0.4325
	04/08/08	-4246	0.4436
	04/09/08	-10755	0.3842
	04/10/08	-77438	0.1938
	04/11/08	-17322	0.1926
	04/14/08	-11321	0.1978
	04/15/08	-18284	0.1804
	04/16/08	-20605	0.17
	04/17/08	-25077	0.1441
	04/18/08	-14152	0.1233
	04/21/08	-15171	0.1578

	Date	Shares	Average Price
Loeb Offshore Fund	02/22/08	-1136	0.8
	02/25/08	-172	0.8
	02/26/08	-92	0.8
	03/04/08	-15	0.8
	03/26/08	-88	0.75
	04/01/08	-231	0.77
	04/02/08	-1632	0.7408
	04/03/08	-1092	0.4021
	04/04/08	-2009	0.3863
	04/07/08	-2122	0.4325
	04/08/08	-942	0.4436
	04/09/08	-2386	0.3842
	04/10/08	-17175	0.1938
	04/11/08	-3841	0.1926
	04/14/08	-2511	0.1978
	04/15/08	-4055	0.1804

	04/16/08	-4570	0.17
	04/17/08	-5561	0.1441
	04/18/08	-3139	0.1233
	04/21/08	-3364	0.1578

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	02/22/08	-1490	0.8
	02/25/08	-226	0.8
	02/26/08	-120	0.8
	03/04/08	-21	0.8
	03/26/08	-80	0.75
	04/01/08	-210	0.77
	04/02/08	-1484	0.7408
	04/03/08	-993	0.4021
	04/04/08	-1827	0.3863
	04/07/08	-1929	0.4325
	04/08/08	-856	0.4436
	04/09/08	-2169	0.3842
	04/10/08	-15619	0.1938
	04/11/08	-3494	0.1926
	04/14/08	-2284	0.1978
	04/15/08	-3688	0.1804
	04/16/08	-4156	0.17
	04/17/08	-5058	0.1441
	04/18/08	-2854	0.1233
	04/21/08	-3060	0.1578

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	02/22/08	-542	0.8
	02/25/08	-82	0.8
	02/26/08	-44	0.8
	03/04/08	-8	0.8
	03/26/08	-24	0.75
	04/01/08	-63	0.77
	04/02/08	-444	0.7408
	04/03/08	-297	0.4021
	04/04/08	-546	0.3863
	04/07/08	-576	0.4325
	04/08/08	-256	0.4436
	04/09/08	-648	0.3842
	04/10/08	-4667	0.1938

	04/11/08	-1044	0.1926
	04/14/08	-682	0.1978
	04/15/08	-1102	0.1804
	04/16/08	-1242	0.17
	04/17/08	-1511	0.1441
	04/18/08	-853	0.1233
	04/21/08	-914	0.1578

	Date	Shares	Average Price
Loeb Marathon Fund	02/22/08	-487	0.8
	02/25/08	-74	0.8
	02/26/08	-37	0.8
	03/04/08	-6	0.8
	03/26/08	-65	0.75
	04/01/08	-171	0.77
	04/02/08	-1212	0.7408
	04/03/08	-811	0.4021
	04/04/08	-1492	0.3863
	04/07/08	-1576	0.4325
	04/08/08	-699	0.4436
	04/09/08	-1772	0.3842
	04/10/08	-12756	0.1938
	04/11/08	-2853	0.1926
	04/14/08	-1865	0.1978
	04/15/08	-3012	0.1804
	04/16/08	-3394	0.17
	04/17/08	-4131	0.1441
	04/18/08	-2331	0.1233
	04/21/08	-2499	0.1578

	Date	Shares	Average Price
Loeb Marathon Offshore Fund	02/22/08	-330	0.8
	02/25/08	-50	0.8
	02/26/08	-24	0.8
	03/04/08	-4	0.8
	03/26/08	-47	0.75
	04/01/08	-123	0.77
	04/02/08	-869	0.7408
	04/03/08	-582	0.4021
	04/04/08	-1069	0.3863
	04/07/08	-1130	0.4325
	04/08/08	-501	0.4436
	04/09/08	-1270	0.3842

04/10/08	-9145	0.1938
04/11/08	-2046	0.1926
04/14/08	-1337	0.1978
04/15/08	-2159	0.1804
04/16/08	-2433	0.17
04/17/08	-2962	0.1441
04/18/08	-1671	0.1233
04/21/08	-1792	0.1578

All reported transactions were effected on AMEX.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, LLC

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: April 23, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President